UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Bright Scholar Education Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

Class B Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

109199208**

(CUSIP Number)

Meirong Yang

Telephone: + 86 757 2666 2233

No.1, Country Garden Road

Beijiao Town, Shunde District

Foshan, Guangdong 528300

The People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number 109199208 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEDU.” Each ADS represents four Class A Ordinary Shares of the issuer. No CUSIP number has been assigned to Ordinary Shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109199208

1	NAME OF REPORTING PERSONS Meirong Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Introduction

This amendment to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 31, 2018, as amended and supplemented by the Amendment No. 1 filed with the Commission on January 15, 2019, the Amendment No. 2 filed with the Commission on February 19, 2019, the Amendment No.3 filed with the Commission on May 2, 2022, and the Amendment No.4 filed with the Commission on January 3, 2023 (the “Original Schedule 13D,” as amended and supplemented by this Amendment No. 5, the “Schedule 13D”) by Ms. Meirong Yang (the “Reporting Person”) and relates to Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.00001 per share (together with the Class A Ordinary Shares, the “Shares”) of Bright Scholar Education Holdings Limited, a Cayman Islands exempted company (the “Issuer”).

Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Original Schedule 13D, as amended.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby superseded by the following:

“The business address of Ms. Meirong Yang, citizen of People’s Republic of China, is No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China.

To the best of her knowledge, during the last five years, Ms. Meirong Yang has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Ms. Meirong Yang previously reported her beneficial ownership in the Issuer’s Ordinary Shares on Schedule 13G filed on February 7, 2018.”

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

“On July 18, 2024, the composition of the investment committee of Yeung Family Trust V was restructured. Ms. Huiyan Yang resigned from the committee, and Mr. Hongru Zhou and Mr. Ruolei Niu were appointed as new members. The investment committee currently consists of three members: Ms. Meirong Yang, Mr. Hongru Zhou, and Mr. Ruolei Niu. Each member has one vote on the investment committee. The investment committee retains the sole power to vote the Ordinary Shares beneficially owned by Yeung Family Trust V or direct the trustee of Yeung Family Trust V to vote such shares. As such, Ms. Meirong Yang no longer has the power to vote or direct the voting of, and/or the power to dispose or direct the disposition of, the Shares beneficially owned by Yeung Family Trust V, and therefore, ceased to be deemed as a beneficial owner of these Shares.

Except as disclosed in the Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby superseded by the following:

“(a) See Items 11 and 13 of the cover pages to this Schedule for the aggregate number and percentage of the Shares that are beneficially owned by the Reporting Person as of the date hereof.

(b) See Items 7 through 10 of the cover pages to this Schedule for the number of Shares that are beneficially owned by the Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) To the knowledge of the Reporting Person, none of the persons named in response to Item 5(a) has effected any transactions in the Shares during the past 60 days.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Person.

(e) The date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares is July 18, 2024.”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 31, 2024

MEIRONG YANG

By:	/s/ Meirong Yang

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